                                                                       EXHIBIT 2

                          CANADIAN SUPERIOR ENERGY INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                     MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada is the responsibility of management. Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

     Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial statements include estimates, which are based on management's informed judgments. Management has established systems of internal controls, which are designed to provide reasonable assurance those assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

     The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which has approved the consolidated financial statements.

     KPMG LLP are independent auditors appointed by Canadian Superior Energy Inc.'s shareholders. The auditors have considered, for the purposes of determining the nature, timing and extent of their audit procedures, the Corporation's internal controls and have audited the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

                                                     Greg S. Noval
                                                     President

                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Canadian Superior Energy Inc. as at December 31, 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

     The financial statements as at and for the year ended December 31, 2002 were reported on by another firm of chartered accountants who expressed an unqualified opinion in their auditors' report dated April 30, 2003.

CALGARY, CANADA                                      KPMG LLP
May 10, 2004

                          CANADIAN SUPERIOR ENERGY INC.

                           CONSOLIDATED BALANCE SHEETS

                                   DECEMBER 31
                             (Thousands of dollars)

                                       ASSETS                                    2003                  2002
                                                                                 ----                  ----
Current assets
    Cash and short-term investments                                      $      9,328        $           --
    Nova Scotia offshore drilling security deposit (Note 3)                    10,000                    --
    Accounts receivable                                                         3,540                 4,254
    Prepaid expenses                                                              568                 1,724
                                                                         -------------       ---------------
                                                                               23,436                 5,978

Nova Scotia offshore term deposits (Note 4)                                    13,839                12,032
Oil and gas assets (Note 5)                                                   102,677                31,946
                                                                         -------------       ---------------
                                                                         $    139,952        $       49,956
                                                                         -------------       ---------------
                                                                         -------------       ---------------

                                   LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities                             $     14,630        $        6,312
    Revolving production loan (Note 6)                                         12,550                 5,150
                                                                         -------------       ---------------
                                                                               27,180                11,462

Provision for future site restoration                                           1,634                   411
Future income taxes (Note 9)                                                    9,046                 5,213
                                                                         -------------       ---------------
                                                                               37,860                17,086
                                                                         -------------       ---------------

                              SHAREHOLDERS' EQUITY

Share capital (Note 7)                                                        102,404                49,927
Deficit                                                                          (312)              (17,057)
                                                                         -------------       --------------
                                                                              102,092                32,870
                                                                         -------------       ---------------

Contingencies and commitments (Note 11)
Subsequent events (Note 12)

                                                                         $    139,952        $       49,956
                                                                         -------------       ---------------
                                                                         -------------       ---------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board

                  Greg S. Noval                                    Leigh Bilton
                  Director                                         Director

                          CANADIAN SUPERIOR ENERGY INC.

      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                             YEARS ENDED DECEMBER 31
                 (Thousands of dollars except per share amounts)

                                                                    2003                      2002
                                                                    ----                      ----
Revenue
    Oil and gas                                            $      31,618             $       7,741
    Royalties, net of royalty credit                              (6,050)                   (1,734)
                                                           --------------            --------------
                                                                  25,568                     6,007
                                                           -------------             --------------

Expenses
    General and administrative                                     4,849                     2,898
    Production and operating                                       5,992                     2,542
    Interest                                                       1,456                       158
    Depletion and amortization                                    13,264                     5,599
    Future site restoration                                        1,223                       295
    Write down of oil and gas assets (Note 5)                          -                    43,000
                                                           --------------            --------------
                                                                  26,784                    54,492
                                                           --------------            -------------

Loss from operations                                              (1,216)                  (48,485)

Interest income                                                      364                       454
                                                           --------------            --------------

Loss before income taxes                                            (852)                  (48,031)
                                                           --------------            --------------

Income taxes
    Capital                                                          288                        64
    Future (reduction) (Note 9)                                     (828)                  (19,922)
                                                           --------------            --------------

                                                                    (540)                  (19,858)
                                                           --------------            --------------

Net loss                                                            (312)                  (28,173)

Retained earnings (deficit), beginning of year                   (17,057)                   11,116

Reduction of Stated Capital (Note 7(f))                           17,057                        --
                                                           --------------            --------------
Deficit, end of year                                       $        (312)            $     (17,057)
                                                           --------------            --------------
                                                           --------------            --------------

Loss per share                                             $       (0.00)            $       (0.51)
                                                           --------------            --------------
                                                           --------------            --------------

Diluted loss per share                                     $       (0.00)            $       (0.51)
                                                           --------------            --------------
                                                           --------------            --------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          CANADIAN SUPERIOR ENERGY INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             YEARS ENDED DECEMBER 31
                             (Thousands of dollars)

                                                                             2003                      2002
                                                                             ----                      ----
CASH PROVIDED BY (USED IN):

OPERATIONS
    Net loss                                                        $        (312)            $     (28,173)
    Items not involving cash for operations
        Depletion and amortization                                         13,264                     5,599
        Future site restoration                                             1,223                       295
        Write down of oil and gas assets                                        -                    43,000
        Future income tax reduction                                          (828)                  (19,922)
                                                                    --------------            --------------
        Cash flow from operations                                          13,347                       799

    Net change in non-cash working capital                                 (4,892)                   (3,284)
                                                                    --------------            --------------
                                                                            8,455                    (2,485)
                                                                    --------------            --------------

FINANCING
    Issue of shares                                                        74,195                    28,457
    Redemption (purchase) of Nova Scotia offshore term deposits            (1,807)                    9,083
    Revolving production loan advances                                      7,400                     5,150
                                                                    --------------            -------------
                                                                           79,788                    42,690
                                                                    --------------            -------------
INVESTING
    Acquisition of oil and gas assets                                     (54,160)                       --
    Exploration and development expenditures                              (29,835)                  (55,025)
    Prospect commitment fee (Note 11(d))                                       --                    10,000
                                                                    --------------            -------------
                                                                          (83,995)                  (45,025)

    Net change in non-cash working capital                                  5,080                    (3,370)
                                                                    --------------            --------------
                                                                          (78,915)                  (48,395)
                                                                    --------------            --------------

Increase (decrease) in cash and short term investments                      9,328                    (8,190)

Cash and short-term investments, beginning of year                             --                     8,190
                                                                    --------------            -------------

Cash and short-term investments, end of year                        $       9,328             $          --
                                                                    --------------            -------------
                                                                    --------------            -------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          CANADIAN SUPERIOR ENERGY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002
             (Tabular amounts in thousands except per share amounts)

NOTE 1 - ACCOUNTING POLICIES

     a) Principles of consolidation - The consolidated financial statements include the accounts of the Corporation and the accounts of its wholly-owned subsidiaries.

     b) Cash and short-term investments - Cash and short-term investments consists of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.

     c) Depletion and Amortization - Canadian Superior Energy Inc. is engaged in the acquisition, exploration, development and production of oil and gas in Canada. The Corporation follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for, and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

         The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves, before royalties, as determined by the Corporation's independent engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

         Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

         The Corporation has adopted CICA Accounting Guideline 16 ("AcG-16"), "Oil and Gas Accounting - Full Cost" effective for its fourth quarter of 2003. This new guideline changes how the "ceiling test" calculation is performed. Under the new guideline, the Corporation performs a ceiling test for each cost center in a two-stage test performed at least annually:

          i) Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs. Future cash flows are calculated before interest, general and administrative expenses and income taxes.

          ii) If impairment is indicated by applying the calculations described in i) above, the Corporation will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the company's credit-adjusted risk-free rate of interest, using forecast prices and costs.

         Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

         Amortization of other equipment is provided on a diminishing balance basis at rates ranging from 20% to 100% per annum. Gains and losses from disposals are included in income.

     d) Future site restoration costs - Estimated future site restoration costs for oil and gas assets are provided for over the life of the proved reserves on a unit of production basis. Costs are based on the Corporation's engineering estimates considering current regulations, costs, technology and industry standards. Actual site restoration expenditures are deducted from the liability as incurred.

     e) Joint Ventures - The Corporation's exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Corporation's proportionate interest in such activities.

     f) Income Taxes - The Corporation follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

     g) Revenue recognition - Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

     h) Flow-through shares - The Corporation, from time to time, issues flow-through shares to finance a portion to its oil and gas exploration activities. The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada). The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability.

     i) Stock-based compensation - The Corporation uses the intrinsic value-based method of accounting for its stock option plan (note 7(e)), whereby no compensation expense is recorded for stock options granted to directors, officers and employees. The Corporation discloses the pro forma results of using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options as determined at the date of grant. The pro forma results reflect only the effect of options granted subsequent to January 1, 2002.

         Any consideration received on exercise of stock options is credited to share capital.

     j) Measurement Uncertainty - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Corporation's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

     k) Per Share Amounts - The Corporation follows the treasury stock method for the computation of diluted per share amounts. This method assumes the proceeds from the exercise of dilutive options and warrants are used to purchase common shares at the weighted average market price during the period.

NOTE 2 - CHANGE IN POLICY

As described in Note 1(c), The Corporation has adopted CICA Accounting Guideline 16 ("AcG-16"), "Oil and Gas Accounting - Full Cost" effective for its fourth quarter of 2003. This new guideline changes how the "ceiling test" calculation is performed. Under the new guideline, the Corporation performs a ceiling test for each cost center in a two-stage test performed at least annually.

     The new guideline differs from the previous method of calculating the ceiling test, where a cost center was evaluated on a recoverability basis only, using year-end prices and costs and discounting techniques were not employed.

     The benchmark prices, on which the ceiling test is based, are as follows:

                                     Oil                      Natural Gas
                                Edmonton Par                     AECO
                                ------------                  -----------
                                  ($/Bbl)                       ($/mcf)
             2004                   44.75                        6.65
             2005                   37.75                        5.55
             2006                   35.25                        5.20
             2007                   32.50                        5.00
             2008                   32.50                        5.00
             2009                   32.50                        5.00

     Benchmark prices increase at a rate of 1.5% per year for both oil and natural gas after 2009. Adjustments were made to the benchmark prices above, for purposes of the ceiling test, to reflect forward contracts the Corporation has in place, varied delivery points and quality differentials in the products delivered.

     Had the Corporation not adopted the new guideline, AcG-16, effective for it's fourth quarter of 2003, it would have recorded a write down of oil and gas assets of $15.5 million after tax.

NOTE 3 - NOVA SCOTIA OFFSHORE DRILLING SECURITY DEPOSIT

Under the terms of the Mariner I-85 exploration drilling program, the Corporation had a $10,000,000 drilling security deposit posted with the Canada - Nova Scotia Offshore Petroleum Board at December 31, 2003. This deposit, with interest, was returned to the Corporation in March, 2004.

NOTE 4 - NOVA SCOTIA OFFSHORE TERM DEPOSITS

Under the terms of the licenses referred to in Note 11(a), the Corporation has assigned term deposits totaling $13,839,000 (2002 - $12,032,000). Accordingly, this amount has been classified as a non-current asset.

NOTE 5 - OIL AND GAS ASSETS

                                                     2003                               2002
                            ------------------------------------------------------------------
                                                  Accumulated
                                                 Depletion and
                                    Cost          Amortization          Net              Net
                            ------------------------------------------------------------------
    Oil and gas assets      $         124,824   $       22,311     $     102,513    $   31,783
    Other equipment                       573              409               164           163
                            -------------------------------------------------------------------

                            $         125,397   $       22,720     $     102,677    $   31,946
                            -------------------------------------------------------------------
                            -------------------------------------------------------------------

     Future development costs related to proven undeveloped reserves of $3,453,000 (2002 - $1,288,000) have been included in the depletion base calculation at December 31, 2003.

     At December 31, 2003, the Corporation has excluded $27,281,000 (2002 - $9,200,000) of oil and gas properties relating to unproved properties from costs subject to depletion. General and administrative expenses totaling $4,063,000 (2002 - $3,180,000), of which $390,000 (2002 - $770,000) pertained to the Nova
Scotia project, that were directly related to exploration and development activities have been capitalized for the year ended December 31, 2003.

     The application of the ceiling test in 2002 resulted in a $43.0 million pre-tax reduction ($24.7 million after tax) in the carrying value of the Corporation's oil and gas assets.

     At December 31, 2003 the estimated future site restoration costs to be accrued over the remaining life of proven reserves were $8,501,000 (2002 - $1,589,000).

NOTE 6 - REVOLVING PRODUCTION LOAN

At December 31, 2003 the Corporation had a demand revolving production loan facility (the "facility") with a Canadian chartered bank of $28,000,000 of which it had drawn $12,550,000. The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the excess. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires May 31, 2004, unless renewed.

     As at April 30, 2004, the facility had a drawn balance of $9.7 million.

NOTE 7 - SHARE CAPITAL

     a)  Authorized:
         Unlimited number of common shares
         Unlimited number of preferred shares

     b)  Voting common shares issued:

                                                                                    Number          Amount
                                                                                    ------          ------
         Balance, as at January 1, 2002                                               40,313    $      20,947

              Issued upon conversion of special warrants                              10,107           10,834
              Issued upon exercise of stock options                                      517              493
              Issued for cash                                                          1,353            3,790
              Issued for cash on flow-through shares                                  12,812           26,105
              Tax benefits renounced on flow-through shares                               --          (11,095)
              Issue costs, net of future tax reduction of $783                            --           (1,060)
              Repurchased under Normal Course Issuer Bid                                 (70)             (87)
                                                                               --------------   --------------
        Balance, as at December 31, 2002                                              65,032           49,927

              Reduction of stated capital                                                  -          (17,057)
              Issued for cash                                                         22,440           35,000
              Issued upon exercise of stock options                                    1,625            1,601
              Issued upon exercise of warrants                                         1,206            2,412
              Issued for cash on flow-through shares                                   5,798           17,765
              Tax benefits renounced on flow-through shares                               --           (6,396)
              Issue costs, net of future tax reduction of $1,915                          --           (3,157)
                                                                               --------------   --------------
         Balance, as at December 31, 2003                                             96,101    $      80,095
                                                                               --------------   --------------
                                                                               --------------   --------------

     c)  Special warrants issued:

                                                                                    Number          Amount
                                                                                    ------          ------
         Balance, January 1, 2003                                                        --     $          --
              Issued for cash:
              Flow-through special warrants                                             143               500
              Tax benefits renounced on flow-through special warrants                    --              (180)
              Special warrants                                                        7,225            21,989
                                                                               -------------    --------------

         Balance, December 31, 2003                                                   7,368     $      22,309
                                                                               -------------    --------------
                                                                               -------------    --------------

         On February 6, 2004 the Corporation filed a short form prospectus qualifying the distribution of: (a) 7,400,180 common shares and 2,466,726 common share purchase warrants upon the exercise of the 7,225,180 special warrants issued on December 16th and 24th, 2003 (as above) and an additional 175,000 special warrants issued on January 12, 2004 and (b) 142,857 flow-through common shares upon the exercise of 142,857 flow-through special warrants issued on December 31, 2003 (as above).

     d)  Purchase Warrants issued:

          i) On March 20, 2003, the Corporation issued 9.0 million units for gross proceeds of $13.6 million, relating to a best efforts unit offering. Each $1.50 unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase a common share until March 19, 2004 at a price of $2.00 per common share.

               The following table summarizes the $2.00 purchase warrant activity:

                                                                           Number
                                                                       --------------
               Balance, as at December 31, 2002                                    --
               Issued March 20, 2003                                            4,574
               Exercised, total as at December 31, 2003                        (1,206)
                                                                       --------------
               OUTSTANDING, AS AT DECEMBER 31, 2003                             3,368
               Exercised January 1 - March 19, 2004                            (3,002)
               Unexercised, and expired as of March 20, 2004                     (366)
                                                                       --------------
               Outstanding, as at March 20, 2004                                    0
                                                                       --------------
                                                                       --------------

          ii) As described in Note 7(c) in February 2004, the Corporation filed a short form prospectus qualifying the distribution of 2,466,726 common share purchase warrants.

               The following table summarizes this $3.20 purchase warrant activity:

                                                                           Number
                                                                       --------------
              Balance, as at December 31, 2003,
                 upon short form prospectus filing                                 --
              Issued February 6, 2004                                           2,467
              Exercised, total as at March 31, 2004                              (484)
              Expired on March 31, 2004 (insiders of Corporation)                 (33)
                                                                       --------------
              Outstanding, as at April 1, 2004
                 and expiring December 31, 2004                                 1,950
                                                                       --------------
                                                                       --------------

     e)  Stock options:

         The Corporation has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option's maximum term is ten years.

                                                  2003                            2002
                                        --------------------------------------------------------
                                                        Weighted                       Weighted
                                            Number       Average           Number       Average
                                         of Options       Price          of Options      Price
                                        --------------------------------------------------------
         Balance, beginning of year           5,841   $      1.12            4,020    $     0.92
              Forfeited                        (188)         1.35             (356)         1.14
              Exercised                      (1,625)         0.99             (517)         0.95
              Granted                         1,105          1.73            2,694          1.39
                                        --------------------------------------------------------
         Balance, end of year                 5,133   $      1.29            5,841    $     1.12
                                        --------------------------------------------------------
                                        --------------------------------------------------------

         The following table summarizes information about the stock options outstanding at December 31, 2003:

                                          Options Outstanding                         Options Exercisable
                            -------------------------------------------------    -----------------------------
                                              Weighted
                                             Average of
                                             Remaining                                             Weighted
                               Number       Contractual    Weighted Average         Number         Average
         Exercise Price      of Options     Life (Years)    Exercise Price        of Options    Exercise Price
         --------------      ----------     ------------   ----------------       ----------    --------------
            $0.80 - 0.82          1,563           2.9          $ 0.82              1,523            $ 0.82
             1.10 - 1.49          1,721           8.8            1.19                811              1.14
             1.50 - 1.60          1,229           8.1            1.54                661              1.56
             1.61 - 3.00            620           9.4            2.21                 45              2.89
            ------------          -----           ---          ------              -----            ------
            $0.80 - 3.00          5,133           6.9          $ 1.29              3,040            $ 1.09
            ------------          -----           ---          ------              -----            ------
            ------------          -----           ---          ------              -----            ------

         The Corporation uses the intrinsic value method to account for its stock-based compensation plan. Under this method, no compensation costs are recorded in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Corporation's stock-based compensation costs, pro forma net loss and pro forma net loss per share for the year ended December 31, 2003 would be as follows:

           Compensation Costs                               $        771
           Net loss
              As reported                                           (312)
              Pro forma                                           (1,083)
           Net loss per common share
              Basic
                As reported                                        (0.00)
                Pro forma                                          (0.01)
              Diluted
                As reported                                        (0.00)
                Pro forma                                          (0.01)

         A modified Black-Scholes option pricing model, with the following weighted average assumptions for the year ended December 31, 2003, was used to estimate the fair value of options on the date of the grant:

           Risk free interest rate (%)                               4.0
           Expected lives (years)                                    5.0
           Expected volatility (%)                                    65
           Dividend per share                                       0.00

         The grant date weighted average fair value of options issued during 2003 was $1.07 per option.

     f) On June 27, 2003, at the Corporation's Annual Meeting of Shareholders, a special resolution was approved authorizing a reduction in the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002.

     g) During 2002, pursuant to a normal course issuer bid, the Corporation repurchased for cancellation 69,700 common shares at a purchase price of $87,000.

     h) During the year ended December 31, 2003, the Corporation entered into flow-through share agreements to issue 5,941,000 common shares for cash consideration of $18,265,000 and to renounce $18,265,000 of qualified expenditures.

     i) During the year ended December 31, 2002, the Corporation entered into flow-through share agreements to issue 12,812,000 common shares for cash consideration of $26,105,000 and to renounce $26,105,000 of qualified expenditures.

     j) Per share amounts - Loss per share was calculated using the weighted average number of common shares outstanding of 85,082,000 for 2003 and 54,730,000 for 2002. The exercise of stock options and warrants would be anti-dilutive in 2003 and 2002.

NOTE 8 - RELATED PARTY TRANSACTIONS

     a) Service Arrangements: During the year ended December 31, 2003, the Corporation paid $912,000 (2002 - $1,209,000) at commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation. At December 31, 2002, accounts receivable included amounts totaling $1,035,000 for advances to one of the related companies. Pursuant to an officer and director's executive employment contact with the Corporation, dated July 1, 2000, the officer and director assigned to the related company certain obligations to provide services to the Corporation and certain rights to receive remuneration from the Corporation to the related company such that in January 2003 the related company and the Corporation set off amounts of $1.1 million and the contract between the Corporation and the related company was terminated.

     b) Share Purchase Loans: At December 31, 2002 accounts receivable included $137,500 for shares purchased by employees. These amounts were repaid in January 2003.

     c) Note Payable: In March 2003, the Corporation received $1.5 million from a company controlled by an officer and director of the Corporation. The note was fully repaid by the Corporation in November 2003, including interest in the amount of $99,986.

NOTE 9 - INCOME TAXES

    The net future income tax liability is comprised of:

                                                               2003               2002
                                                           ------------      -------------
         FUTURE TAX LIABILITIES
         Oil and gas assets in excess of tax values        $    11,791       $       6,428
                                                           ------------      -------------

         FUTURE TAX ASSETS
         Share issue costs                                      (2,180)             (1,040)
         Future removal and site restoration                      (565)               (175)
                                                           ------------      -------------
                                                                (2,745)             (1,215)
                                                           ------------      -------------
         Net future income tax liability                   $     9,046       $       5,213
                                                           ------------      -------------
                                                           ------------      -------------

         The following table reconciles income taxes calculated at the Canadian statutory rate of 40.6% (2002 - 42.5%) with actual income taxes:

                                                                       2003              2002
                                                                   -------------    --------------
         Loss before income taxes                                  $       (852)    $      (48,031)
         Combined federal and provincial income tax rate                   40.6%              42.5%
                                                                   -------------    --------------

         Computed income tax reduction                                     (346)           (20,413)

         Increase (decrease) resulting from:
                Non-deductible Crown royalties                            1,907                817
                Resource allowance                                       (1,474)              (205)
                Alberta Royalty Tax Credit                                 (152)              (121)
                Tax effect of statutory rate change                        (763)                --
                                                                   -------------    --------------
                                                                   $       (828)    $      (19,922)
                                                                   -------------    --------------
                                                                   -------------    --------------

NOTE 10 - RISK MANAGEMENT

The carrying values of financial assets and liabilities approximate their fair value due to their demand nature or relatively short periods to maturity.

     A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation's oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

     The Corporation is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. The Corporation is exposed to a floating interest rate on its revolving production loan.

     The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

     At December 31, 2003, the Corporation had the following contracts in place:

       Contract                Volume          Price                      Term
       -----------             ----------      -----------------          ----------------------------
       NATURAL GAS
       Fixed Price             2,000 gj/d      $6.53/gj (Aeco)            January 1 - March 31, 2004
       Fixed Price             1,000 gj/d      $5.68/gj (Aeco)            January 1 - January 31, 2004

       CRUDE OIL
       Fixed Price             275 bbl/d       $35.75 CAD/bbl WTI         January 1 - May 31, 2004

     At December 31, 2003, the estimated fair values of the above financial instruments was a loss of $123,000.

     During 2003, the Corporation's hedging activities resulted in an income of $269,000 which was recorded as increased oil and gas revenues during the period.

NOTE 11 - CONTINGENCIES AND COMMITMENTS

     a) Nova Scotia: During 2000, 2001 and 2003, the Corporation acquired six exploration licenses from the Canada - Nova Scotia Offshore Petroleum Board. These licenses are for a period of nine years in total, subject to certain requirements being met during the first five years. As a condition of the licenses, the Corporation is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures. At December 31, 2003, as a result of the Corporation having made certain expenditures, the Corporation had fulfilled its work expenditures on three of the six exploration licenses. The remaining three exploration licenses are currently owned 100 percent by the Corporation and have aggregate work expenditure bids of $55,357,000, and as such the Corporation has $13,839,000 in term deposits assigned to the Canada - Nova Scotia Offshore Petroleum Board.

     b) Flow-through Expenditures: At December 31, 2003, the Corporation had yet to incur approximately $11.0 million of Canadian exploration expenses which were renounced for tax purposes. These expenses must be incurred by December 31, 2004.

     c) Litigation and Claims: The Corporation is involved in various claims and litigation arising in the ordinary course of business. In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Corporation's financial position. The Corporation maintains insurance, which in the opinion of the Corporation, is in place to address any unforeseen claims. See also Note 12 (b).

     d) Prospect Commitment Fee: During 2002, the Corporation received a $10 million prospect commitment fee related to its "Marquis" Prospect Offshore Nova Scotia. In the event that any natural gas or other hydrocarbons in commercial quantities are produced from a well on the "Marquis" Prospect, the Corporation will be obligated to repay the amount in 12 quarterly installments following commencement of commercial production.

     e) Lease Obligations: The Corporation has entered into agreements to lease premises and equipment requiring future minimum payments totaling $5,173,000. Minimum annual payments during the next five fiscal years are as follows:

                               2004         $1,097,000
                               2005         $1,027,000
                               2006         $1,003,000
                               2007         $  955,000
                               2008         $  877,000

NOTE 12 - SUBSEQUENT EVENTS

     a) Hedging - Subsequent to December 31, 2003 the Corporation entered into the following contracts:

          Contract          Volume          Price                 Term
          -----------       ----------      --------------        --------------------------
          NATURAL GAS
          Fixed Price       2,000 gj/d      $5.95/gj (Aeco)       March 1 - March 31, 2004
          Fixed Price       2,000 gj/d      $6.14/gj (Aeco)       April 1 - October 31, 2004

     b) A number of class action proceedings have been initiated against Canadian Superior and certain of its directors and officers in the United States District Court, Southern District of New York. The complainants, all of whom are purchasers of securities of Canadian Superior, allege violations by the named defendants of Section 10(b) and Rule 10(b)-5, and Section 20(a) of the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, during varied clas periods between October 22, 2003 and March 11, 2004. Specifically the complainants allege that the named defendants made materially false and misleading statements to the public with regard to the cost and results of the Company's drilling operations offshore Nova Scotia causing investors to suffer damages. Canadian Superior categorically denies these allegations. Canadian Superior has not been served with any statements of claim in this regard and views these U.S. actions and allegations by U.S. driven plaintiff lawyers to be groundless, frivolous and a misuse of the United States legal system. It is Canadian Superior's opinion that these actions amount to jockeying by various United States legal counsels to determine who, if any, will represent a plaintiff, if one exists, against Canadian Superior. Canadian Superior views these actions as regrettable and Canadian Superior intends to vigorously and aggressively deal with this matter.